Mail Stop 6010


	December 29, 2005


Robin Adler
Chief Executive Officer
Nextest Systems Corporation
1901 Monterey Road
San Jose, CA 95112

Re:	Nextest Systems Corporation
	Registration Statement on Form S-1
	Filed December 2, 2005
	Registration No. 333-130100

Dear Mr. Adler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

2. Please provide us with copies of the industry reports you cite throughout your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

3. Please provide us with copies of any graphics you intend to use in your prospectus on confirm that you do not intend to use any graphics.

Prospectus Summary, page 1

4. We note your disclosure that you "target" high growth segments of the semiconductor industry, such as the flash memory and flash-based
SOC markets, that your products are "used" to test other high growth, high volume integrated circuits such as microcontrollers, smart cards, and field programmable logic devices, and that your systems are used during the design process. Please revise your disclosure to also indicate what percentage of your historical revenues has been derived from each of these markets.

5. We note your disclosure in the second paragraph. Please briefly clarify for your investors how the expected growth in the flash memory market, when measured in terms of megabytes, is relevant to your future prospects.
6. We note your reference to the iPod nano at the end of the first paragraph. Please tell us why this reference is appropriate disclosure for your prospectus summary. For example, please tell us whether you have historically derived a material portion of your revenues from sales of your products used in connection with the iPod nano.

7. Briefly describe your reliance on your key customers for a significant portion of your revenues.

Our Strategy, page 2

8. We note that your objective is to be "the leading supplier of ATE systems for flash memory and other high volume, low-cost IC markets."
We also note your disclosure on page 1 that the market in 2004 for ATE systems was $4.8 billion and that your revenues for the fiscal year ended June 30, 2005 were $48.5 million. Given that you currently appear to represent approximately 1% of the market for ATE systems, please balance your disclosure regarding your strategy to present the challenges you will face and to discuss with greater specificity how you will increase your market share in order to achieve your objective.

9. We note your disclosure that you face a "variety of challenges."
Please revise your summary to briefly indicate the most significant risks or challenges you face.

Risk Factors, page 6

10. We note your disclosure in the last sentence under "Gross Profit" on page 31 that you believe that as you attempt to win more market share you will experience pricing pressures that may result in lower gross profits. Please expand your risk factor disclosure to describe these risks.

We rely on a small number of customers..., page 7

11. Expand to briefly explain why the percentage of sales to Atmel and SanDisk declined over the periods. Also state that sales to Hynix accounted for 59% of your September 30, 2005 sales.

A sale of a substantial number of shares of our common stock..., page
16

12. Please disclose the number of shares of your common stock that are subject to registration rights or that you have otherwise agreed to register for resale under the Securities Act.

The underwriters may have a conflict of interest in connection with this offering, page 16

13. Please indicate the material risks presented to your investors from the potential conflicts of interest.
14. Expand the disclosure to state the actual percentages of outstanding preferred stock held by each of the underwriters and their affiliates, rather than stating beneficial ownership as "less than 10%" or "more than 10%." Reconcile the disclosure here with that in the "Principal and Selling Stockholders" table on page 65. For example, you state here that entities affiliated with SG Cowen &
Co. beneficially owned in the aggregate more than 10% of your outstanding preferred stock, yet that is not reflected in the beneficial ownership table.
15. Explain in more detail why Needham & Company, LLC, whose affiliates own 2.4 million shares of your preferred stock, is described as owning "less than 5% of [your] outstanding preferred stock" and can serve as a qualified independent underwriter in this offering. We note the beneficial ownership table states Needham affiliates hold 9.32% of the outstanding preferred stock.

Capitalization Table, page 21

16. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Dilution, page 22

17. Please expand your disclosure after the second table to also include the dilution to be experienced by your new investors if the underwriters exercise their over-allotment option in full, such as the increase in pro forma net tangible book value per share attributable to your offering and the dilution in pro forma net tangible book value per share to new investors.

18. We note your discussion of the further dilution to be experienced by your new investors to the extent your outstanding stock options are exercised. Please also explain how the "shares purchased" and "total consideration" columns in your second table would change due to the exercise of outstanding options.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25

Sales, General and Administrative, page 26

19. Please clarify the disclosure in the second to last sentence to indicate with more specificity the factors that cause the commission expenses included in SG&A expenses to fluctuate with changes in revenue and changes in customer mix comprising your revenue. If certain of your product lines carry a higher commission expense, such as your Magnum product line, please indicate the effects of increased sales of those product lines on your results of operations.

Results of Operations, page 30

20. Where changes in financial statement amounts are attributable to known factors, each factor should be separately quantified and discussed to the extent practicable. As an example, we note your disclosure regarding the primary reason for your increase in product revenues for the three months ended September 30, 2005 and for your
2005 fiscal year as compared to the prior comparable periods was primarily attributable to the increased sales of your Magnum product.
Please revise your results of operations and your discussion of liquidity and capital resources accordingly.

Comparison of the Three Months Ended September 30, 2005 and 2004, page 30

Net Revenue, page 30

21. Please revise your discussion of changes in net revenue to separately describe and quantify the effects of changes in unit prices and volume on reported revenues for each major product line.
Refer to Item 303 (a)(3)(iii) of Regulation S-K.

Business, page 41

22. In your risk factor entitled "In the event of environmental contamination...," you address the risks related to "federal, state and local laws governing the environment." Please briefly describe the laws that may affect your business and discuss any material effects that compliance with those laws could have on your capital expenditures, earnings and competitive position. See Item 101(c)(xii) of Regulation S-K.

Management, page 54

23. We note that your chief executive officer continues to serve as president of Sytest Systems Corporation which was co-founded by your chief executive officer and vice president of operations. In an appropriate section of your document, please briefly describe the business of Sytest, highlight any risks that may arise as a result of these relationships and as a result of the devotion of your officers` efforts to that company, and disclose the portion of time that your chief executive officer devotes to Sytest.

Related Party Transactions, page 64

24. State how much of the bonus payment was made to each named individual who received a loan. Also clarify whether all the shares that were initially issued to the four individuals were repurchased in exchange for extinguishment of their debt.

Principal and Selling Stockholders, page 65

25. Please identify the natural person(s) with voting or investment control over the shares held by Needham Capital Partners and J. &
W.
Seligman & Co.

26. Please clarify in footnote (8) whether the shares of restricted stock that will vest upon completion of the offering will remain subject to your right of repurchase after your offering or whether your repurchase rights will lapse once the shares are vested.

27. Tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If a selling stockholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale. If a selling stockholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless the selling stockholder is able to make the following representations in the prospectus:

* The selling stockholder purchased the shares being registered for resale in the ordinary course of business; and

* At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Please revise your disclosure accordingly.

Shares Eligible for Future Sale, page 70

28. Please include a table quantifying the portion of the restricted securities that will be subject to the volume and other restrictions of Rule 144 after the completion of your offering and the date(s) that those securities will be eligible for resale, the number of restricted securities that will be eligible for resale under Rule 144(k) after the completion of the offering and the date(s) that those securities will be eligible for resale, and the number of restricted securities, if any, that will be eligible for resale under
Rule 701 after the completion of the offering and the date(s) that those securities will be eligible for resale, in all cases taking into account the impact of the holding periods required under the lockup agreements.

Underwriting, page 72

29. Explain in more detail the nature of the conflict of interest with SG Cowen & Co., and why Needham & Company, LLC, is eligible to be a qualified independent underwriter given the share ownership by its affiliates and the fact that an affiliate appears to be a selling shareholder in the offering. Confirm that NASD agrees with this determination.

Consolidated Financial Statements, page F-1

30. Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

31. We note your "draft" report for the effect of the reincorporation described in Note 13. Prior to going effective the audit report should be signed and unrestricted.

Note 1 - The Company and Basis of Presentation, page F-8

Revenue Recognition, page F-9

32. We note your disclosure that multiple deliverables are accounted for separately in accordance with EITF 00-21. Reference to accounting literature is not specifically descriptive to determine your accounting. Please revise the filing to disclose your accounting under EITF 00-21.

Stock-based compensation, page F-15

33. Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred stock, stock options and warrants since December 2004 through the date of your response. Include the following information for each issuance or grant date:

* Number of shares issued or issuable in the grant
* Purchase price or exercise price per share
* Any restriction or vesting terms
* Management`s fair value per share estimate
* How management determined the fair value estimate
* Identity of the recipient and relationship to the company
* Nature and terms of any concurrent transactions with the recipient
* Amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management`s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Note 2 - Balance Sheet Components, page F-20

34. Please explain in greater detail your policy with respect to demonstration equipment, evaluation units and field service inventory. Explain the contractual terms under which they have been loaned and if you sell these to customers. Also, explain over what period you are depreciating the demonstration equipment and where it is recorded in your income statements.

35. In this regard, please provide the amount of demonstration equipment, evaluation equipment and field service inventory sold in each period presented. We assume that these inventories were sold at lower margins then other inventories. Please tell us if they have a material impact on gross margins. If so, revise to disclose separately in MD&A.

Note 6 - Convertible Preferred Stock, page F-24

36. For each convertible preferred stock agreement, please tell us and disclose the significant terms of the preferred stock. Significant terms include settlement alternatives and the party that controls settlement and conversion rates, as well as caps and floors on those rates. Please also tell us and disclose how you accounted for the issuance of the convertible preferred stock. Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreements. The response should address the accounting for the host contract and any embedded derivatives, including classification and valuation of each.
The response should also specifically discuss your consideration of any variable rate conversion features.

37. In this regard, we note that your registration rights
agreement
requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period. Tell us how you have accounted for the provisions of the registration rights agreement. Your response should address the impact of EITF 00-19 and EITF 05-04 on your required accounting. Please be as detailed as possible in your response.

38. Please tell us how you have evaluated the applicability of
SFAS
150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity on the accounting and presentation requirements of your Series A preferred shares. If you
believe SFAS 150 does not impact you please demonstrate why ASR
268
and EITF D-98 do not impact the presentation and accounting requirements for your preferred shares. Note that ASR 268 and the interpretive guidance in EITF D-98 are applicable for instruments that are not within the scope of Statement 150.

Note 11 - Related Party Transactions, page F-31

39. Significant related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S-X. In this regard, revise to disclose separately the sales and balance due from related parties or advise us why this disclosure is not necessary.

Part II

Item 13.  Other Expenses of Issuance and Distribution, page II-1

40. Please indicate the portion of any of the expenses that will be borne by the selling shareholders.

Item 15.  Recent Sales of Unregistered Securities, page II-1

41. Revise to provide all the information required by Item 701 of Regulation S-K.

Exhibit 23.1

42. An updated accountant`s consent should be included with any amendment to the filing.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3643 or Angela
Crane,
Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  Victor A. Herbert, Esq.
	Randall B. Schai, Esq.
??

??

??

??

Robin Adler
Nextest Systems Corporation
December 29, 2005
Page 11